UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED - NOTICE OF SEPARATE CLASS MEETING OF THE
HOLDERS OF SASOL BEE ORDINARY SHARES (“SOLBE1 SHAREHOLDERS”),
NOTICE OF ANNUAL GENERAL MEETING AND SALIENT DATES

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896        US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

NOTICE OF SEPARATE CLASS MEETING OF THE HOLDERS OF SASOL BEE
ORDINARY SHARES (“SOLBE1 SHAREHOLDERS”), NOTICE OF ANNUAL
GENERAL MEETING AND SALIENT DATES

Separate Class Meeting
Notice is hereby given that a Separate Class Meeting of SOLBE1 Shareholders will be held at the Sandton Convention Centre, 161 Maude Street, Sandton, Johannesburg on
Friday, 16 November 2018 at 09:00 to transact the business as stated in the Notice of
Separate Class Meeting which was posted to shareholders on, and available on the company’s website [https://www.sasol.com/investor-centre/annual-general-meeting]
from, 18 October 2018.

Annual General Meeting
Notice is hereby given that the thirty-ninth Annual General Meeting of the shareholders of Sasol will be held at 09:15 or directly after the Separate Class Meeting of SOLBE1
Shareholders which has been convened for Friday, 16 November 2018 at 09:00, whichever is the later, at the Sandton Convention Centre, 161 Maude Street, Sandton,
Johannesburg, South Africa to transact the business as stated in the Notice of Annual
General Meeting which was posted to shareholders on, and available on the company’s website [https://www.sasol.com/investor-centre/annual-general-meeting] from, 18
October 2018.

Salient dates
The record date by when persons must be recorded as shareholders in the securities register of the Company in order to be entitled to receive the notices of Separate Class
Meeting and Annual General Meeting, was Friday, 12 October 2018. The record date in order to be recorded in the securities register as a shareholder to be able to attend, participate in and vote at the Separate Class Meeting and Annual General Meeting, is
Friday, 9 November 2018. The last date to trade in order to be able to be recorded in the securities register as a shareholder on the aforementioned record date is Tuesday,
6 November 2018.

19 October 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2018
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary